

January 2, 2024

Patrick E. Bowe
President and Chief Executive Officer
Andersons, Inc.
1947 Briarfield Boulevard
Maumee, Ohio 43537

> **Re: Andersons, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 9, 2023**
> **File No. 000-20557**

Dear Patrick E. Bowe:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 9, 2023

Pay versus Performance, page 54

1. We note that the peer group you identify in the pay versus performance table and related disclosure is the custom "Peer Group Index disclosed in Item 5" of your Form 10-K. Since your peer group is not an a published industry or line-of-business index, please ensure that the issuers composing the group are disclosed in a footnote. Refer to Regulation S-K Item 402(v)(2)(iv).

2. We note that you have included "Net Income Attributable to the Company (in thousands)" under another heading that reads "from continuing operations" in column (h) of your pay versus performance table in lieu of net income as required by Regulation S-K Item 402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022 [87 FR 55134 (September 8, 2022)] at Section II.F.3. It is also unclear how columns (h) and (g) are modified by the title "from continuing operations." Please ensure that the

your pay versus performance table includes only the exact headings permitted by Regulation S-K Item 402(v)(1)(a)-(i).

 Please contact Marion Graham at 202-551-6521 or Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program